October 26, 2017

William H. Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Re:	Amazon.com, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 10, 2017
Form 10-Q for the Quarter Ended June 30, 2017
Filed July 28, 2017
File No. 0-22513

Dear Mr. Thompson:
On behalf of Amazon.com, Inc., this responds to your letter of September 27, 2017, regarding our Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 10-K”) and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (the “Q2 2017 10-Q”). Each of your comments is set forth below, followed by our response.
Form 10-K for the Fiscal Year Ended December 31, 2016
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Net Sales, page 23

1.
You state that North American and International net sales have increased in the last three fiscal years primarily as a result of increased unit sales, which were driven in part by “sales in faster growing categories such as electronics and other general merchandise.” Please revise future periodic reports to expand your discussion to describe the drivers of net sales in the “Electronics and other general merchandise” product category, so that investors may better understand any trends that have had, or that you reasonably expect to have, an impact on such net sales, and the extent to which the increase in North American and International net sales is attributable to the increase in unit sales in such product category. In addition, given the breadth of this category, please also provide additional granularity as to the types of products within “electronics and other general merchandise” that are causing “faster growth.” Please refer to Item 303(a)(3) of Regulation S-K and Section III.B of SEC Release No. 34-48960.

October 26, 2017

Response
Historically, our presentation of revenue data for the Media and EGM categories, which as noted further below we ceased to disclose after December 31, 2016, provided investors information about groups of similar products and services that reflected the growth and development of our business beyond our initial offerings as an online book retailer. This presentation also was consistent with our entity-wide disclosures regarding revenue from similar products and services. However, growth in overall unit sales has been the primary driver of net sales across the many and expanding products and services sold through our website, and we have not identified individual drivers within Media or EGM. Instead, we focus on providing a wide selection of services and hundreds of millions of products and services to our customers across many categories. Our experience over time has demonstrated that increased sales are driven by our focus on reducing prices for our customers, including from shipping offers, increasing in-stock inventory availability, increasing selection, and enhancing the customer experience.
Accordingly, in coordination with our response to the comments we received from the Staff of the Division of Corporation Finance (the “Staff”) on our Annual Report on Form 10-K for the year ended December 31, 2015, and our subsequent discussions with the Staff and determination to change the entity-wide disclosures we present pursuant to ASC 280-10-50-40, we also evaluated our presentation of revenue data in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). As a result, in the Q1 2017 10-Q and subsequent quarterly reports we have determined not to refer to an EGM category, and we do not address product categories as a driver of unit sales.
We will continue to monitor the revenue drivers associated with our operations and will identify in future periodic reports any trends that have or are expected to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations.
Technology and Content, page 28

2.
Please disclose a break out of research and development expense by project, activity or in whatever fashion you believe will provide more transparency as to the magnitude and direction of your research and development activities.

Response
See discussion related to our research and development expenses included in response to Question 3 below.
Notes to Consolidated Financial Statements
Note 1 – Description of Business and Accounting Policies
Technology and Content, page 43

3.
Please tell us and disclose in future filings the total amount of research and development costs charged to expense for each year presented in the consolidated statements of operations as required by ASC 730-10-50.

October 26, 2017

Please also explain in detail the nature of expenses by project or activity that you categorize as research and development costs. Please specifically describe the types of costs related to your initiatives to build and deploy innovative and efficient software and electric devices and development of new products and services as well as AWS and technology infrastructure costs. Please indicate what portion of such costs represents research and development expenditures. In explaining the types of costs, please also describe any engineering or other costs excluded from research and development costs. To the extent you can categorize items included and excluded from research and development by the type of activity illustrated in ASC 730-10-55-1 and 2, that would be helpful to our understanding.
Lastly, we note your disclosure that content costs consist principally of payroll and related expenses for employees involved in category expansion, editorial content, buying and merchandising selection. Please explain to us why it’s appropriate to combine content costs with technology costs, which we understand to be primarily research and development costs. We may have further comments.
Response
In response to the Staff’s last question, which we are addressing first because it helps to inform the basis of our response to this comment, we combine technology and content costs because this grouping of cost best depicts the investments we make to enhance our customers’ experience. This includes investments we make to improve the functionality or appearance of our websites, the speed at which they operate, the selection of products or services we make available on them, and the manner in which we categorize and display items on them. These efforts are intended to improve and facilitate the customer experience. Likewise, we invest in the development of new products and services beyond our website in an effort to serve our customers and invent on their behalf. These investments may include e-readers, tablets, streaming video, voice automation, and compute and storage power, which are intended to enhance the customer experience by expanding the variety of products and services we offer. Collectively, technology and content costs further our efforts to bring selection, price, and availability to our customers, including through research, development, maintenance, and other enhancements.
Our business model encourages the simultaneous research, design, development, and maintenance of both new and existing products and services. For example, our teams are constantly working to build new Alexa skills and simultaneously maintain current skills, and these activities are within a continuum of those described in ASC 730-10-55-1 and 2 and are not easily distinguishable operationally. We focus on innovation and customer obsession and manage the total investment in our employees and infrastructure in order to improve the customer experience. We believe our technology and content presentation is most representative of the investments we make on behalf of our customers.
With regard to the nature of the costs that we incur by project, activity, magnitude, or direction, the sheer volume and diversity of our innovations and other activities does not lend itself well to any further refinement of technology and content expenses. The volume and diversity of these activities is best illustrated in the Highlights section of our quarterly earnings releases, which are attached as exhibits to our Item 2.02 Form 8-Ks. In these documents we provide a condensed list of our innovations that were introduced during the quarter. The list for a quarter’s worth of activity often spans multiple pages, product and service categories, and customer groups, and thus defies simple categorization. Instead, we believe a

October 26, 2017

more consumable MD&A discussion is one that describes the reasons for increasing (or decreasing) infrastructure and personnel cost. As described in our historical filings, these are the primary drivers in technology and content cost.
Based on the Staff’s comments, we recognize we can make these factors more clear in our filings by revising our future disclosures as reflected in the mock-up of our 2016 10-K language below:
Technology and Content - MD&A
Technology ~~costs consist principally of research and development activities including~~ and content costs include payroll and related expenses for employees involved in ~~application, production, maintenance, operation, and development~~ the research and development of new and existing products and services, ~~as well as AWS and other technology infrastructure costs. Content costs consist principally of payroll and related expenses for employees involved in category expansion, editorial content, buying, and merchandising selection.~~ development, design, and maintenance of our websites, curation and display of products and services made available on our websites, and infrastructure costs. Infrastructure costs include servers, networking equipment, and data center related depreciation, rent, utilities, and other expenses necessary to support AWS, as well as these and other efforts. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.
We seek to invest efficiently in numerous ~~several~~ areas of technology and content so we may continue to enhance the customer experience and improve our process efficiency through rapid technology developments, while operating at an ever increasing scale. Our technology and content investment and capital spending projects often support a variety of product and service offerings due to geographic expansion and the cross-functionality of our systems and operations. We expect spending in technology and content to increase over time as we continue to add employees and technology infrastructure. These costs are allocated to segments based on usage. The increase in technology and content costs in absolute dollars in 2014, 2015, and 2016, compared to the comparable prior year periods, is primarily due to increased payroll and related costs associated with technical teams responsible for expanding our products and services, and an increase in spending on technology infrastructure principally allocated to our AWS segment.
~~Technology infrastructure costs consist of servers, networking equipment, and data center related depreciation, rent, utilities, and payroll expenses. These costs are allocated to segments based on usage. In 2014, 2015, and 2016, we expanded our technology infrastructure principally by increasing our capacity for AWS service offerings globally, compared to the comparable prior year periods. Additionally, the costs associated with operating and maintaining our expanded infrastructure have increased over time, corresponding with increased usage. We expect these trends to continue over time as we invest in technology infrastructure to support increased usage.~~
~~The increase in payroll and related costs is primarily due to the expansion of existing product categories and service offerings, including AWS, and initiatives to introduce new product and service offerings.~~

October 26, 2017

For 2014, 2015, and 2016, we capitalized $641 million (including $104 million of stock-based compensation), $642 million (including $114 million of stock-based compensation), and $511 million (including $94 million of stock-based compensation) of costs associated with internal-use software and website development. Amortization of previously capitalized amounts was $559 million, $635 million, and $634 million for 2014, 2015, and 2016.
Technology and Content - Note 1
Technology ~~costs consist principally of research and development activities including~~ and content costs include payroll and related expenses for employees involved in ~~application, production, maintenance, operation, and development~~ the research and development of new and existing products and services, ~~as well as AWS and other technology~~ development, design, and maintenance of our websites, curation and display of products and services made available on our websites, and infrastructure costs. ~~Content costs consist principally of payroll and related expenses for employees involved in category expansion, editorial content, buying, and merchandising selection.~~ Infrastructure costs include servers, networking equipment, and data center related depreciation, rent, utilities, and other expenses necessary to support AWS, as well as these and other efforts. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.
Technology and content costs are expensed as incurred, except for certain costs relating to the development of internal-use software and website development costs, including software used to upgrade and enhance our websites and applications supporting our business, which are capitalized and amortized over two years.
Note 7 – Commitments and Contingencies
Legal Proceedings, page 58

4.
We note your disclosure that for some of the matters for which a loss is probable or reasonably possible, an estimate of the amount of loss or range of losses is not possible. Your disclosure implies that there are some matters for which you are able to estimate the possible loss or range of loss in excess of the amounts accrued. Please tell us the matters for which you are able to estimate the possible loss or range in loss in excess of amounts accrued and the amounts thereof. Also, if there is a reasonable possibility that a loss exceeding amounts already recognized may have occurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state such an estimate cannot be made. You may provide your disclosures on an aggregate basis. Please refer to ASC 450-20-50.

Response
Pursuant to ASC 450-20-50, if a loss is probable or reasonably possible, and an estimate of the amount of loss or range of loss in excess of any amount accrued is both possible and material, we would disclose such estimate. The disclosure in our 2016 10-K is not intended to suggest otherwise, and in future filings we will revise our disclosure as follows:

October 26, 2017

The outcomes of our legal proceedings and other contingencies are inherently unpredictable, subject to significant uncertainties, and could be material to our operating results and cash flows for a particular period. In addition, for the ~~some~~ matters disclosed above that do not include ~~for which a loss is probable or reasonably possible,~~ an estimate of the amount of loss or range of losses, such an estimate is not possible or is immaterial, and we may be unable to estimate the possible loss or range of losses that could potentially result from the application of non-monetary remedies.
For each of the matters disclosed as a loss contingency in our 2016 10-K, either we are not able to estimate the possible loss or range of loss, or the high end of the range was not material (in each case, in excess of amounts accrued, if any). As reflected in our 2016 10-K, most of the loss contingencies we disclose involve patent claims. Among the factors affecting our assessment of these cases are that the proceedings are in early stages and the pleadings often lack specificity. For the non-patent contingencies, factors affecting our assessment include that the claims involve novel theories of liability and the plaintiffs may claim to represent a class of indeterminate size.
While many of the cases we disclose are dismissed at early stages, we reassess our loss exposure at least quarterly and in the event we conclude a loss is both probable and estimable, we accrue such amount. At such times, we also assess whether we can estimate the amount of possible loss or range of loss in excess of any accrued amounts. While we have concluded that we are not able to estimate such amounts for the reasons described above or that any estimable amounts in excess of amounts accrued are not material, we will in the future disclose such amount if estimable and material.
In the absence of a determination of a possible loss or range of loss, we also consider whether other information is available that could assist shareholders in assessing the nature of our loss contingencies and provide such information when available. For example, if a patent case reaches the stage where the plaintiff has produced an expert report on alleged damages, we disclose those claims. Thus, in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2017, we made the following disclosure about a loss contingency where a damages report became available: “In February 2017, Eolas alleged in its damages report that in the event of a finding of liability Amazon could be subject to $130-$250 million in damages.”
Form 10-Q for the Quarterly Period Ended June 30, 2017
Note 3 – Commitments and Contingencies
Legal Proceedings, page 11

5.
We note that there are several legal proceedings disclosed in Form 10-K for the fiscal year ended December 31, 2017 that are not disclosed in the note. Rule 10-1(a)(5) of Regulation S-X requires disclosure of material contingencies even though a significant change since year end may not have occurred. As such, in future quarterly reports, where material contingencies exist, please disclose such matters even though a significant change since year end may not have occurred.

October 26, 2017

Response
We acknowledge that Rule 10-01(a)(5) of Regulation S-X provides that, where material contingencies exist, disclosure of such matters must be provided in interim financial disclosure even though a significant change since year end may not have occurred. We further acknowledge that Rule 10‑01(a)(5) of Regulation S-X states that “[r]egistrants may presume that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation, except in regard to material contingencies, may be determined in that context” (emphasis added.)
We respectfully believe that the Q2 2017 10-Q satisfies this standard. Instead of presuming that users have read the audited financial statements, our Commitments and Contingencies footnote discloses the material contingencies associated with the ongoing legal proceedings identified in the 2016 10-K by expressly referring readers to those legal proceedings disclosures. Specifically, Item 1 of Part I of the Q2 2017 10-Q, “Financial Statements — Note 3 — Commitments and Contingencies,” states:
The Company is involved from time to time in claims, proceedings, and litigation, including the matters described in Item 8 of Part II, “Financial Statements and Supplementary Data — Note 7 — Commitments and Contingencies — Legal Proceedings” of our 2016 Annual Report on Form 10-K and in Item 1 of Part 1, “Financial Statements — Note 3 — Commitments and Contingencies — Legal Proceedings” of our Quarterly Report on Form 10-Q for the period ended March 31, 2017, as supplemented by the following: . . . .
We believe this approach is consistent with common practice, effectively informs the reader of all information needed for a fair presentation of our interim financial information, and given that the disclosures regarding legal proceedings in our annual reports typically span multiple pages, provides readers of our financial statements with greater clarity and relevant information regarding the current status of material contingencies associated with our legal proceedings.

October 26, 2017

If you have any questions or further comments, please contact me by email at shelleyr@amazon.com or by phone at (206) 266-5598.

Very truly yours,

/s/ Shelley L. Reynolds

Shelley L. Reynolds
Vice President, Worldwide Controller
Amazon.com, Inc.

cc:	Ta Tanisha Meadows, Staff Accountant
Division of Corporation Finance

Danilo Castelli, Staff Attorney
Division of Corporation Finance

Lilyanna Peyser, Special Counsel
Division of Corporation Finance

Audit Committee of the Amazon.com, Inc. Board of Directors

Jeffrey P. Bezos
President and Chief Executive Officer
Amazon.com, Inc.

Brian T. Olsavsky
Senior Vice President and Chief Financial Officer
Amazon.com, Inc.

David A. Zapolsky
Senior Vice President, General Counsel, and Secretary
Amazon.com, Inc.

David Heselton
Partner
Ernst & Young LLP

Ronald O. Mueller
Partner
Gibson, Dunn & Crutcher LLP